                                                 -------------------------------
                                                           OMB APPROVAL
                                                 -------------------------------
                                                  OMB NUMBER          3235-0145
                                                  EXPIRES:     OCTOBER 31, 1997
                                                  ESTIMATED AVERAGE BURDEN
                                                  HOURS PER RESPONSE......14.90
                                                 -------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)*



                              CV Therapeutics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    126667104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       Michael J. Astrue                    Copy to: Jonathan L. Kravetz, Esq.
Vice President & General Counsel              Mintz, Levin, Cohn, Ferris,
        Biogen, Inc.                             Glovsky & Popeo, P.C.
    14 Cambridge Center                           One Financial Center
    Cambridge, MA 02142                             Boston, MA 02111
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 10, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 9 pages

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                                 SCHEDULE 13D
==============================                     =============================
 CUSIP NO.  126667104                 13D          PAGE   2   OF   9   PAGES
           --------------                               -----    -----
==============================                     =============================
================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BIOGEN, INC.                  043002117
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     NOT APPLICABLE.                                                 (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     MASSACHUSETTS
--------------------------------------------------------------------------------
    NUMBER OF          7       SOLE VOTING POWER           669,857

      SHARES
                       ---------------------------------------------------------
   BENEFICIALLY        8       SHARED VOTING POWER         -0-

     OWNED BY
                       ---------------------------------------------------------
       EACH            9       SOLE DISPOSITIVE POWER      669,857

     REPORTING
                       ---------------------------------------------------------
      PERSON           10      SHARED DISPOSITIVE POWER   -0-

       WITH
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     669,857
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.73%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
================================================================================
                      *SEE INSTRUCTION BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
            EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer
          -------------------

          Class of Securities:  Common Stock, $.001 per share
          Issuer:  CV Therapeutics, Inc. ("CVT"), 3172 Porter Drive, Palo Alto,
               CA 94304


Item 2.   Identity and Background
          -----------------------

          (a)  Reporting Person: Biogen, Inc. ("Biogen")
          (b)  Place of Organization:  Massachusetts
          (c) Principal Business: Biogen is a biopharmaceutical company principally engaged in developing and manufacturing drugs for human healthcare through genetic engineering.
          (d)  Principal Business Address: 14 Cambridge Center, Cambridge, MA
                 02142
          (e)  Principal Office Address: Same as above.
          (f)  Criminal Convictions: None.
          (g)  Civil Adjudication of Violation of Securities Laws: None.

          Attached hereto as Exhibit A is a list of Biogen's executive officers and directors as required by Instruction C to Schedule 13D


Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Pursuant to the Common Stock Purchase Agreement between Biotech Manufacturing Ltd. ("Biotech"), a wholly-owned subsidiary of Biogen, and CVT dated as of March 7, 1997 (the "Agreement"), Biotech purchased 669,857 shares (the"Shares") of common stock, $.001 par value (the "Common Stock"), of CVT. The source of the $7,000,000 used for the purchase was Biotech's working capital.


Item 4.   Purpose of Transaction
          ----------------------

          For investment purposes.

          (a) Pursuant to the Agreement, Biogen may become the beneficial owner of additional shares of the Common Stock of CVT, as described below:

               (1) Under certain circumstances, as described in Sections 3.01 and 3.02 of the Agreement, hereby incorporated by reference, Biotech may become obligated, during the two years from the signing of the Agreement, to purchase additional shares of CVT Common Stock.


                               Page 3 of 9 pages

               (2) Fifteen days after the date on which Biotech gives notice to CVT of its decision to commence a Phase III clinical study (the "Clinical Study") of a certain CVT product, or otherwise becomes obligated to purchase equity in CVT in connection with the Clinical Study, as provided in a research collaboration and license agreement between Biotech and CVT (the "BML Collaboration Agreement"), Biotech shall become obligated to purchase an additional specified amount of Common Stock.


          In accordance with Section 3 of the Research Collaboration and License Agreement between Biogen and CVT (the "Biogen Agreement"), Biogen shall make additional funds available to CVT. CVT has the option to repay certain portions of the funds borrowed in cash or CVT Common Stock, registered for resale and priced at its then fair market value.

          Biotech shall in no event be required to purchase shares of the Common Stock if, after giving effect to such purchase, the number of shares of Common Stock purchased would exceed 19.9% of the amount of the then outstanding shares of the Common Stock.


          Except as described in this Item 4, Biogen does not have any plan or proposal relating to, or which would result in, any of the events described in (a) to (j) of the instructions to Item 4.


Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) Beneficial Ownership by Biogen: Aggregate number of shares:
                                                         669,857
                                              Percentage:   9.73%

          To the best knowledge of the undersigned, except for those owned by Biogen, no shares of the common stock of CVT are owned by any of the

                               Page 4 of 9 pages
          parties listed in Item 2 above.

                                                        Number of Shares
                                                        ----------------
          (b)      Sole Voting Power:                       669,857
                   Shared Voting Power:                       -0-
                   Sole Dispositive Power:                  669,857
                   Shared Dispositive Power:                  -0-

          (c), (d) and (e)          Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer
          ---------------------------

          Under the Agreement, Biotech and CVT have agreed as follows:

          Neither Biotech nor any of its affiliates, during the period commencing on March 7, 1997 and ending on the third anniversary on which the BML Collaboration Agreement ceases to be in full force and effect, will acquire or offer or propose to acquire any shares of the Common Stock or any securities convertible into, exchangeable for or exercisable for the Common Stock (the "Voting Securities") which, when taken together with any Voting Securities then owned by Biotech and its affiliates, would, in the aggregate, exceed an amount equal to 15% of CVT's then outstanding Voting Securities, unless specifically invited to do so by the Board of Directors of CVT. This provision shall not prevent Biotech from acquiring Common Stock as a result of the provisions of Article III of the Agreement or acquiring Voting Securities as a result of the repayment, in whole or in part, of funds borrowed pursuant to the Biogen Agreement, as described in Item 4 above.

          Section 3.04 of the Agreement, hereby incorporated by reference, contains the "standstill restrictions" described in Item 4 above.

          Neither Biotech nor any of its affiliates, until the second anniversary of any closing contemplated in the Agreement and described in Item 4 above, will sell, solicit an offer to sell or propose to sell any shares of the Common Stock purchased at such closing except as follows: Biotech may transfer shares of the Common Stock to any of its affiliates; Biotech shall be permitted to sell or otherwise dispose of such minimum number of shares of the Common Stock to reduce its ownership to 19.9% of CVT's outstanding Common Stock; Biotech may sell its shares pursuant to a tender offer or exchange offer for all outstanding shares of the Common Stock approved by CVT's Board of Directors; Biotech may sell all or any part of the shares of the Common Stock owned by Biotech

                               Page 5 of 9 pages
          or any of its affiliates pursuant to registration rights as further described in Section 7.02 of the Agreement hereby incorporated by reference.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

          Exhibit A: Directors and Executive Officers of Biogen.


          Exhibit B: Common Stock Purchase Agreement Between CV Therapeutics, Inc. and Biotech Manufacturing Ltd. dated as of March 7, 1997, incorporated by reference to Exhibit 10.42 of the quarterly report on Form 10-Q for the quarter ended March 31, 1997 of CV Therapeutics, Inc. filed with the Securities and Exchange Commission on May 15, 1997 (SEC File No. 000-21643)



                               Page 6 of 9 pages

     Signature
     ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                             BIOGEN, INC.


Date:  June 23, 1997                         BY: /s/ Michael J. Astrue
                                                 -------------------------------
                                                             NAME/TITLE
                                                 Vice President -General Counsel




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